Exhibit 12
ROCKWELL AUTOMATION, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
SIX MONTHS ENDED MARCH 31, 2011
(in millions, except ratio)

EARNINGS AVAILABLE FOR FIXED CHARGES:
Income from continuing operations before income taxes	$390.3

Add fixed charges included in earnings:
Interest expense	30.2
Interest element of rentals	28.3

58.5

Total earnings available for fixed charges	$448.8

FIXED CHARGES:
Fixed charges included in earnings	$58.5
Capitalized interest	0.9

Total fixed charges	$59.4

RATIO OF EARNINGS TO FIXED CHARGES (1)	7.6

(1)
In computing the ratio of earnings to fixed charges, earnings are defined as income from continuing operations before income taxes, adjusted for fixed charges exclusive of capitalized interest. Fixed charges consist of interest on borrowings and that portion of rentals deemed representative of the interest factor.